Joseph L. Cannella

Partner

                                       Direct Dial: (212) 561-3633

March 30, 2012

Max A. Webb

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:

Digital Cinema Destinations Corp.

Registration Statement on Form S-1/A

File No. 333-178648, originally filed on Form S-1 amended by

Forms S-1/A, filed on December 20, 2011, January 23, 2012,

February 15, 2012, March 7, 2012 and March 15, 2012, respectively.

Dear Mr. Webb:

We are counsel to Digital Cinema Destinations Corp., a Delaware corporation (the "Company"). This correspondence is being filed in response to a comment made by John Dana Brown in our recent telephone conference with respect to the Registration Statement on Form S-1/A (File No. 333-178648) of the Company (the "Registration Statement"). We acknowledge the SEC’s position with respect to the reference to “Joint Book-Running Managers” contained on the outside cover page of the prospectus filed by the Company which reference was the subject of comment No. 1 in your letter to us of March 13, 2012.

We will delete the reference to “Joint Book-Running Managers” on the outside cover page of the prospectus in the final prospectus that we file with the SEC under Rule 424(b).

*     *    *

Max A. Webb, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2012

In connection with the foregoing response, we have been authorized by the Company to inform you that the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Eaton & Van Winkle LLP

By: /s/ Joseph L. Cannella

           Joseph L. Cannella